Exhibit 99.1

Frutarom set to acquire control of Enzymotec

Frutarom plans to publish an offer to purchase for the rest of the shares it does not already own.

Frutarom Industries Ltd. (TASE: FRUT; LSE:FRUT; Bulletin Board: FRUTF), which makes raw materials and flavors for the global food and beverages industry, is in the process of completing a takeover of Israeli company Enzymotec Ltd. (Nasdaq: ENZY), which deals in nutritional components and food additives. Frutarom hopes to gain control of Enzymotec at a company value of $260 million.

Frutarom, which has made a regular practice of acquiring companies, is led by president and CEO Ori Yehudai. The company today reported that it had purchased half of the 18.4% stake in Enzymotec held by billionaire John Paulson's hedge fund for a total of $24 million, reflecting a price of $11.50 per share. The purchase increased Frutarom's holding in Enzymotec to 19.1%, for which it paid a total of $42 million ($9.61 per share).

At the same time, Frutarom also announced that it planned to soon publish an offer to purchase for the rest of Enzymotec's shares at $11.50 per share. Frutarom's share price rose 2% today, and has risen by over 40% over the past year, pushing its market cap up to NIS 17 billion.

Frutarom signed an agreement with the hedge fund, under which the fund undertook to support Frutarom's offer to purchase, and to sell its remaining shares in Enzymotec to Frutarom, so that Frutarom will in any case reach a holding of at least 28.3% in Enzymotec, giving Frutarom control of the company.

Frutarom began its takeover of Enzymotec two months ago by purchasing 7.6% of the latter's share capital, and added 2.1% more a week later. Following Frutarom's purchases, Enzymotec's share price zoomed 60% in two months, pushing the latter's market cap up to $250 million. Enzymotec's share price closed at $11 yesterday, and went up to $11.50 after the closing of trading.

Managed by president and CEO Erez Israeli, Enzymotec develops, manufactures, and markets lipid-based bioactive raw materials for the nutritional additives, health, medical food, and infant milk substitute industries.

Frutarom is probably interested mainly in Enzymotec's line of independent products. The latter company's Vaya brand of food additives, backed by clinical research, is designed to reduce cholesterol, improve memory, and treat attention disorders. These products are marketed in the US (and in Israel by Teva Israel), and this business is growing. Enzymotec is based in Migdal HaEmek. It held its IPO in September 2013 at $14 a share, and the share price climbed to a peak of $34 in the ensuing months. The dramatic rise in the share price led the major shareholders at the time (Kibbutz Maanit, the Ofer Hi-Tech fund, and Millennium Material Technologies Fund) to make a $130 million offer for sale in February 2014.

Afterwards the company experienced a downturn in business, its share price collapsed during 2014 and in November 2016 reached a low point of $5.70. The company is run today without any main controlling shareholder and most of its shares are held by financial institutions.

A week and a half ago Enzymotec published terrible reports for the second quarter. Although on the top line a 31% increase was reported for revenues in the latest quarter compared to the parallel quarter last year to a level of $19.6 million, but the company also wrote off inventory to the extent of $3.3 million which put it into a net loss of $2.3 million as opposed to a miniscule $200 thousand net income in the same quarter last year.

“Paulson got fed up with waiting”

Frutarom President & CEO Ori Yehudai spoke with Globes: “We view the investment in Enzymotec as an important long-term strategic investment for Frutarom assuming we can bring about a significant change in the company’s business strategy.”

How did the latest move come about?

“John Paulson apparently decided he is fed up waiting for the company and share price to recover and would like to sell the shares he holds, probably since without a significant change Enzymotec won’t move in a positive direction. Contact was established between us and we agreed that he will sell us half of his shares and that following the tender offer he will sell us the balance, the second half, at the tender offer price.”

It would seem you bought at a price that wasn’t cheap.

“We believe that with hard work we will succeed in taking the company to another place. Right now we are buying the company at full price, if you look at recent months, since the company’s performance as we have seen in the last quarter is still showing losses. But we see much potential for the years to come. It isn’t clear if the Board of Directors there today could push the company in another direction.”

Do you intend to change the composition of the Board?

“Yes. And afterwards the company will begin moving in another direction. In any case, our move will make us the company’s largest shareholder and we will have significant influence over the company and probably control if all the shareholders accept the tender offer.”

The goal is to delist Enzymotec from trading?

“If there is complete acceptance, then clearly that’s the goal. But even if there isn’t complete acceptance by the shareholders and we reach control and the company remains public, we could manage it as we wish. The main thrust is to change the strategy and bring the results to a much more reasonable place. It will take time but in our estimation this is a company with big potential.”

Do you have enough money?

“There is money in the till and we have credit lines from banks and can use them to the extent needed without any problem.”

Serial Acquirer

Frutarom continues at the same time to “swallow” companies throughout the world at a quick pace. Last year it acquired eight companies and since the beginning of 2017 another six. These moves contributed to constant growth in the revenues and profits of the company which recently presented net income of $36.6 million in the second quarter, 23.6% growth compared to net income in the parallel quarter last year.

On the top line it registered a 14.4% increase in sales, to a record $344 million. Gross profit for the quarter rose about 16% to a level of $132 million, and the operational line pointed to a 34% increase to approx. $55 million.

Summarizing the first half year, Frutarom registered a 16% increase in sales to approx. $646 million, 39% growth in operational profit which reached approx. $100 million, and 37% growth in net income to about $70 million. Net cash flow from operating activities grew in this period by 37% over the parallel period to reach $75 million.

Enzymotec

Field of activity: Developing and marketing lipid-based raw materials for the nutritional additive, health, and baby formula industry.

Location: Migdal Ha’emeq

CEO: Erez Yisraeli

Employees: 250

Market value: $250 million

Second quarter revenues: $19.6 million

Second quarter loss: $2.3 million